UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2026

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT

Annual General Meeting of Shareholders

On May 28, 2026, Pharming Group N.V. (“Pharming” or the “Company”) issued a press release concerning the results of its Annual General Meeting of Shareholders (“AGM”) held today. The press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Auditor Change from Deloitte to KPMG

Deloitte Accountants B.V. (“Deloitte”) was previously reappointed as external auditor to the Company on June 11, 2025, for a one-year term.

On recommendation of the Audit Committee of the Board of Directors of the Company, the Board of Directors proposed to the AGM that the AGM appoint KPMG Accountants N.V. (“KPMG”) as external auditor for the financial years 2026, 2027 and 2028. The AGM approved such proposal, and KPMG was therefore so appointed on May 28, 2026.

Deloitte was dismissed on May 28, 2026, as external auditor to the Company.

The reports of Deloitte on the consolidated financial statements of the Company as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2025 and 2024, and the subsequent period through May 28, 2026, there were (i) no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreement in Deloitte’s reports on the consolidated financial statements of the Company for such years, and (ii) no reportable events as defined in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses in internal control over financial reporting disclosed in Item 15 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

The Company provided Deloitte with a copy of the disclosures it is making in this report on Form 6-K and requested that Deloitte furnish it with a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”) stating whether or not Deloitte agrees with the above disclosures and, if not, stating the respects in which Deloitte does not agree. A copy of Deloitte’s letter to the SEC, dated May 28, 2026, is furnished herewith as Exhibit 99.2 to this report on Form 6-K.

During the fiscal years ended December 31, 2025 and 2024, and the subsequent period through May 28, 2026, neither the Company nor anyone on its behalf consulted with KPMG regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report nor oral advice was provided to the Company that KPMG concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issues, (iii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions), or (iv) any reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group announces results of 2026 Annual General Meeting of Shareholders
99.2	Letter from Predecessor Auditor

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Fabrice Chouraqui

	Name:	Fabrice Chouraqui
	Title:	CEO

Date: May 28, 2026

Exhibit 99.1
Pharming Group announces results of 2026 Annual General Meeting of Shareholders

Leiden, the Netherlands, May 28, 2026: Pharming Group (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM / Nasdaq: PHAR) today announced that shareholders approved all proposals presented at its Annual General Meeting of Shareholders (AGM), held earlier today.

KPMG Accountants N.V. was appointed as the Company’s independent external auditor for the financial years 2026 through 2028 (agenda item 3). Shareholders also approved the proposals to amend the Remuneration policy for the Board of Directors regarding the fees to be paid to the Non-Executive Directors (agenda item 4), to renew the authorizations for the Board of Directors to issue shares (agenda item 5) and to repurchase shares (agenda item 6).

A recording of the webcast, the AGM presentation slides, voting results and additional information on the agenda items are available on the Company’s website under Investors/Shareholder Meetings.

About Pharming Group N.V.
Pharming Group N.V. (Euronext Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. We develop and commercialize a portfolio of innovative medicines, including small molecules and biologics. Pharming is headquartered in Leiden, the Netherlands, with U.S. and European operations.

For more information, visit www.pharming.com and find us on LinkedIn.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Investor Relations
Michael Levitan, VP Investor Relations and Capital Markets
T: +1 (908) 705 1696
E: investor@pharming.com

Media Relations
Global: Saskia Mehring, Head of Corporate Communications
T: +31 6 28 32 60 41
E: media.relations@pharming.com

U.S.: Christina Skrivan (Precision AQ on behalf of Pharming)
T: +1 (636)-352-7883

Netherlands: Leon Melens (LifeSpring Life Sciences Communication on behalf of Pharming)
T: +31 6 53 81 64 27

Exhibit 99.2

May 28, 2026
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read the Form 6-K of Pharming Group N.V. dated May 28, 2026, and have the following comments:
1.We agree with the statements made in paragraphs 1, 3, 4, 5, and 6 of the section titled “Auditor Change from Deloitte to KPMG”.
2.We have no basis on which to agree or disagree with the statements made in paragraphs 2, and 7 of the section titled “Auditor Change from Deloitte to KPMG”, and outside of the aforementioned section.

Yours truly,

/s/ Deloitte Accountants B.V.